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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                 FORM 12b-25                  SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING                 0-29044
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(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

                                                      CUSIP NUMBERS
                                                    Common Stock:    92825D 10 1
                                                    Class A Warrant: 92825D 11 9
                                                    Class B Warrant: 92825D 12 7
                                                    Unit:            92825D 20 0

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  For Period Ended: December 31, 1999

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended: _________________________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

  Virtual Communities, Inc.
Full Name of Registrant

  Heuristic Development Group, Inc.
Former Name if Applicable

  589 8th Avenue 7th Floor
Address of Principal  Executive Office (Street and Number)
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  New York, New York 10018
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)


[X]     (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)   The account's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


  On October 29, 1999, Virtual Communities, Inc. ("VCI") merged with and into HDG Acquisition Sub, Inc., a wholly owned subsidiary of Heuristic Development Group, Inc. ("HDG"). In connection with the Merger, HDG was subject to a change in control and changed the name of the registrant to Virtual Communities, Inc. Following the Merger, VCI shareholders control HDG, holding 88.6% of the Common Stock of the Company with HDG shareholders holding 11.4%. Effective upon the consummation of the merger on October 29, 1999, VCI elected a new Board of Directors, appointed new officers, moved the principal executive office from California to New York and appointed new certifying accountants, among other corporate changes. As a result of the foregoing transitions and the limited time available subsequent to the merger for preparation by the new responsible officers of registrant's annual report for the period ending December 31, 1999, the registrant will be unable to file the annual report for such period at the prescribed due date. The reasons causing the delay of filing of the Form 10-K could not be eliminated without unreasonable effort or expense. The subject report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Avi Moskowitz                      (212)                   931-8600
     --------------------           --------------          -----------------
           Name)                      (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                         [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [ ] Yes [x] No

     If so, attached an explanation of the anticipation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Virtual Communities, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 30, 2000                 By  /s/ Avi Moskowitz
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                                     Avi Moskowitz, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omission of fact constitute Federal Criminal
 Violations (See 18 U.S.C. 1001).
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     GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record In the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.